Second Quarter 2004 Report to the Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the six month period ended May 31, 2004 together with an update of the Company's activities through the end of July 2004.

During the period since NovaGold’s last quarterly report, the Company achieved several important milestones as part of the Company’s continued rapid growth. Of specific note, NovaGold completed the acquisition of the remaining 45% minority interest in SpectrumGold on July 15, 2004 with an overwhelming 99% of SpectrumGold shareholders approving the share exchange. Management believes that this transaction will significantly benefit all shareholders by consolidating its 100% interest in the Galore Creek asset and thereby forming an exploration focused, emerging gold producing company with four separate million-plus-ounce development stage projects including three of the largest undeveloped resources in North America. NovaGold continues to rapidly progress these four advanced stage projects toward production with an ambitious exploration and development program. Currently over $25 million is budgeted to be invested this year, including $10 million by the Company’s joint venture partners. The 2004 exploration and development programs will include an estimated minimum of 40,000 meters (130,000 feet) of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Below is a brief progress update on the Company’s advanced stage projects and an overview of the Company’s revenue generating activities at its Nome Operations.

Galore Creek

At the Company’s 100% controlled Galore Creek property an updated resource estimate based on drilling from last fall was completed during the quarter showing that the deposit contains an Indicated Resource of 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. The new resource confirms the previous historic resource estimates and shows greater contained metal in the Indicated Resources category of 15% for gold and 14% for copper. The deposits remain open to further expansion both at depth and along strike. In addition, NovaGold’s expanded exploration program at Galore Creek will also test new zones outside of the known deposits with the objective of defining additional resources on the property.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. The 2004 program at Galore Creek will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated.

A total of four drill rigs are operating on site with a minimum 20,000 meter (65,000 foot) drill program planned for the summer. Two drill rigs are testing the southeast margin of the Galore Main deposit where drilling from last fall intersected a significant new zone of mineralization below and to the east of the main deposit. Fifteen drill holes have been completed totaling over 5,000 meters (16,000 feet) encountering significant mineralization. A third drill is currently working at the adjacent Copper Canyon area. These initial drill holes are currently being logged, cut and sampled with assay results expected in the next few weeks. A fourth drill rig is completing geotechnical drill holes for pit design work. A fifth drill is scheduled to move onto the property within two weeks and will be directed at exploration of satellite deposits.

An extensive ground geophysical program is nearly complete and has identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 1

apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey is planned to begin in August providing coverage of the Grace and Copper Canyon areas as well.

Hatch Engineering is completing an independent Preliminary Economic Assessment Study that is anticipated in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by NovaGold.

The Company continues to prioritize working with representatives from the Tahltan First Nation, local governments and the BC provincial government. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc., the world’s 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. Placer Dome is targeting to commence the final Feasibility Study in the fourth quarter of 2004 along with the start of the permit process. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisioned, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. In addition, with one year’s worth of environmental baseline data, the permitting process is anticipated to begin in the second half of 2004. The Company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been initiated as part of the reserve definition program developed by engineering firm AMEC E&C Limited in lieu of a bulk sample. Further infill drilling to convert remaining areas of Inferred Resources to Indicated Resources has also begun with the first diamond drill hole now complete. The infill drill program will total 2,900 meters (9,500 ft) in 42 drill holes of both RC and core.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final fea-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 2

sibility study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area in 2004.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold is planning for a 2,900 meter (9,500 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

In March 2004, NovaGold announced the signing of a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this precious metal rich, vol-canogenic massive sulfide (VMS) property that covers 35,000 acres (14,000 hectares). The most advanced target is the Arctic deposit hosting a historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver and base metals grading 4% copper, 5.5% zinc and 0.8% lead. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The Arctic deposit ranks among the largest and richest undeveloped VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

Mobilization of the project exploration team has been completed. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter (6,000 foot) core drilling program. Drill supplies and fuel are currently being ferried to the project airstrip in anticipation of the start of drilling in early August. Management believes that there is excellent potential to expand the existing resources on the project and that the precious metals content in particular may have significant upside.

Brewery Creek

NovaGold completed an initial exploration program at the Brewery Creek property in the Yukon. Several targets have been identified along the 15 kilometer mineralized trend with potential for a major sulfide gold target. A ground geophysical survey completed early this summer identified a series of large untested induced polarization chargeability anomalies around the higher grade Blue and Pacific pits at Brewery Creek.

NovaGold drilled five initial core holes totaling 800 meters (2,500 feet) on several priority targets at Brewery Creek all of which encountered significant intervals of intensely altered porphyry intrusive. The drill holes have been logged, split and sampled with assay results anticipated in August. Based on positive results a follow-up program drill program is anticipated.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company’s wholly-owned subsidiary Alaska Gold Company. The State of Alaska continues to move forward with plan to purchase approximately 300 acres of land from the Company for Phase 1 of a multi-phase expansion of the Nome Airport facility. The State of Alaska has approved funds for that purchase and engaged an appraiser to value the land. NovaGold has also engaged an appraiser and anticipates finalizing a sale agreement later in 2004. In addition, the Port of Nome is also being expanded under a $39 million match-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 3

ing federal grant to the City of Nome. The project is in the final planning stages and the primary contractor has been selected with initial construction set for 2004. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company’s sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

We look forward to reporting on further positive developments on the Company’s projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
July 28, 2004

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 4